Nasdaq Regulation

Nasdaq

Yolanda Goettsch
Vice President
Listing Qualifications

By Electronic Mail

December 31, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 31, 2019 The Nasdaq Stock Market (the "Exchange") received from JMP Group LLC the registration of the following securities:

7.25% Senior Notes due 2027
Guarantees of 7.25% Senior Notes due 2027

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



Yolanda Goettsch